Exhibit 3.06

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

    Sonic Corp., a Delaware corporation (the “Corporation”), hereby certifies as follows:

    1.        At a meeting of the board of directors of the Corporation held on November 13, 2001, the directors duly adopted a resolution setting forth a proposed amendment to the certificate of incorporation of the Corporation, declaring the amendment as advisable, and directing that the amendment be submitted to the stockholders of the Corporation to consider the approval of the amendment at the next annual meeting of the stockholders. The resolution setting forth the proposed amendment appears as follows:

Whereas, the directors deem it in the best interests of the Corporation to increase the authorized common stock of the Corporation to 100 million shares.

Resolved further, that the directors hereby authorize and direct the officers of the Corporation, and each of them, to submit the following resolution at the next annual meeting of the stockholders of the Corporation for their consideration:

Resolved, that the stockholders approve the amendment of the first portion of Article Fourth of the Certificate of Incorporation as follows:

From:	“FOURTH: The total number of shares which the Corporation shall have the authority to issue shall be forty-one million (41,000,000) shares, of which forty million (40,000,000) shall be shares of common stock, par value $.01 per share, and one million (1,000,000) shall be shares of preferred stock, par value $.01 per share . . .”

To:	“FOURTH: The total number of shares which the Corporation shall have the authority to issue shall be one hundred one million (101,000,000) shares, of which one hundred million (100,000,000) shall be shares of common stock, par value $.01 per share, and one million (1,000,000) shall be shares of preferred stock, par value $.01 per share . . .”

Resolved further, that the directors authorize and direct the officers of the Corporation, and each of them, to take all other actions necessary and appropriate to effect the foregoing resolutions, including (without limitation) the inclusion of the foregoing proposal in the proxy statement for the next annual meeting of stockholders and, upon the stockholders’ approval of the amendment, the execution and filing of an appropriate certificate of amendment with the Delaware Secretary of State, together with any required filing fees.

    2.        Thereafter, the Corporation duly called and held an annual meeting of the stockholders of the Corporation on January 17, 2002, pursuant to written notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the number of shares of common stock required by statute voted in favor of the amendment.

    3.        The Corporation duly adopted the amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

    4.        The capital of the Corporation shall not be reduced under or by reason of said amendment.

    In witness whereof, the Corporation has caused its chief executive officer, J. Clifford Hudson, to sign this certificate as of the 17th day of January, 2002.

By:	/s/ J. Clifford Hudson
J. Clifford Hudson, Chief Executive Officer